Filed by Lyondell Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Millennium Chemicals Inc.

Commission File No.: 001-12091

Additional Information:

On April 26, 2004, Lyondell Chemical Company (“Lyondell”) filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium Chemicals Inc. (“Millennium”). Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC, including the definitive joint proxy statement/prospectus that will be part of the definitive registration statement, as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K/A for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC, as they become available.

Forward-Looking Statements:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell and Millennium, including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004.

This filing contains the text of an e-mail message sent to all employees of Lyondell or Equistar Chemicals, LP (a joint venture owned 70.5% by Lyondell) on April 29, 2004. These materials are being filed pursuant to Rule 425 under the Securities Act of 1933.

# # #

E-Mail Message:

Date:	April 29, 2004
Audience:	Enterprise
Headline:	Integration Activities Since Mid-April Related to Our Proposed Transaction with Millennium

To:	All Employees

From:	Bart de Jong

Since my last update to employees on April 13, members of the joint Lyondell-Millennium Integration Team have been engaged in numerous activities to plan for and coordinate the integration of Millennium businesses into the Lyondell enterprise when the transaction closes, expected in the third quarter of 2004.

Q:	What is the Integration Team focusing on?

A:	The Integration sub-teams are tasked with developing recommendations and implementation plans for all major functional groups ranging from manufacturing and supply chain to finance and human resources. Their first priority has been to review business processes in place and current organizational structure to more fully understand the businesses and functions.

Lyondell and Millennium representatives have been visiting various Millennium sites globally, discussing current processes and participating in employee meetings. In meetings among integration team members, the focus has been on “discovery,” learning about how Millennium does things, and sharing perspectives about how Lyondell operates. All involved say the sessions have been very open and informative. In the employee meetings, there have been many questions about Lyondell, and employees seem to appreciate the opportunity to “put a face” on Lyondell. The sub-teams each have set out timelines for their groups, and are making progress in preparing for a smooth transition once the transaction closes.

To view a list of the members of the full Integration Team click here.

Q:	Have any organizational decisions been made?

A:	The sub-teams are in the early stages of reviewing the current organizations and developing staffing proposals related to the integration of Millennium into Lyondell; remember that no actions will be implemented until the proposed transaction closes. Dan Smith has announced that I will become General Manager, TiO2, upon the close of our proposed business combination with Millennium, and assume overall responsibility for Millennium’s global titanium dioxide (TiO2) business. The business will continue to be operated out of Baltimore, Md., with business and support resources necessary for the ongoing needs of the business. No other decisions have been made, but we will communicate with you as soon as possible once that happens.

Q:	What are the next steps in the transaction timeline?

A:	Lyondell and Millennium filed a preliminary joint proxy statement with the SEC on April 26, and the full document is now publicly available on the SEC website, as well as Lyondell’s and Millennium’s websites. We must receive Hart-Scott-Rodino and other competition law clearance, as well as approval by both companies’ shareholders, obtain amendments to the Lyondell and Millennium credit facilities and meet other customary conditions before the transaction can close. We expect this all to take place by the third quarter.

Q:	Since some Lyondell and Equistar employees are former Millennium employees, are there any changes we should know about regarding Millennium’s pension plan?

A:	For employees who have earned Millennium U.S. pension benefits, Lyondell intends to assume the obligation. As stated in the transaction agreement between the two companies, Millennium’s current benefit plans will stay in place until at least the end of the year. No decision has been made beyond that timeframe. The overall value of the Millennium benefits plans, in aggregate, will stay the same for one year past the closing of the transaction even if the plans change.

Q:	What if I have other questions?

A:	First, talk with your supervisor and let them know of your questions or concerns. Senior Leaders have received basic information about the transaction, and are available to respond to your questions.

In addition, we have established a number of other mechanisms to facilitate communication throughout the enterprise including a special email box for integration-related questions, and a link on the ION homepage.

You may contact us directly by email at questions@lyondell.com. Or, on the ION homepage, you will find a special “postage stamp” link that will take you to a confidential “questions and comments” form. We also have a telephone “hotline” for all employees where you can share your questions, concerns and ideas about the integration process by calling 713-309-4774 and leaving a phone message.

These materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2004.

In addition, on April 26, 2004, Lyondell filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium. Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC, including the definitive joint proxy statement/prospectus that will be part of the definitive registration statement, as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K/A for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC, as they become available.